Wyrick Robbins Yates & Ponton LLP

4101 Lake Boone Trail, Suite 300

Raleigh, North Carolina 27607

Donald R. Reynolds

dreynolds@wyrick.com

October 27, 2011

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Matthew Crispino and Craig Wilson

Re:	Blackbaud, Inc.

Form 10-K for the fiscal year ended December 31, 2010

Filed March 1, 2011

Form 10-Q for the quarterly period ended June 30, 2011

Filed August 9, 2011

File No. 000-50600

Ladies and Gentlemen:

We write this letter on behalf of our client Blackbaud, Inc. (the “Company”) in connection with the comments of the Staff of the Securities and Exchange Commission with respect to the above-captioned filings, as set forth in the Staff’s letter dated October 20, 2011. In a conversation on October 27, 2011, between the undersigned and Matthew Crispino of the Staff, we requested on behalf of the Company an extension to the deadline for responding to the Staff’s letter to November 17, 2011. This letter will serve to memorialize that extension.

If the Staff has any further comments, please direct them to the undersigned.

Sincerely,

/s/ Donald R. Reynolds
Donald R. Reynolds

cc:	Marc E. Chardon

Timothy V. Williams

Jon Olson

Alpana Wegner